Exhibit 99.1

INTERIM REPORT

For the three months ended September 30, 2024

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
Quantitative and Qualitative Disclosures about Market Risk	39
Legal Proceedings	39

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€203.8	€216.6	6.3%
Active customer (LTM in thousands) (1), (2)	865	842	(2.7)%
Total orders shipped (LTM in thousands) (1), (2)	2,027	2,095	3.3%
Net sales	€187.5	€201.7	7.6%
Gross profit	€79.5	€88.6	11.5%
Gross profit margin (3)	42.4%	43.9%	150 BPs
Operating Loss	€(13.5)	€(30.0)	(122.9)%
Operating Loss margin (3)	(7.2)%	(14.9)%	(770	)BPs
Net Loss	€(12.2)	€(23.5)	(93.2)%
Net Loss margin (3)	(6.5)%	(11.7)%	(520	)BPs
Adjusted EBITDA (4)	€(1.2)	€2.9	353.0%
Adjusted EBITDA margin (3)	(0.6)%	1.4%	200 BPs
Adjusted Operating Income (Loss) (4)	€(4.6)	€(1.1)	75.1%
Adjusted Operating Income (Loss) margin (3)	(2.4)%	(0.6)%	180 BPs
Adjusted Net Income (Loss) (4)	€(3.3)	€5.4	265.4%
Adjusted Net Income (Loss) margin (3)	(1.7)%	2.7%	440	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 28.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 28.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Net loss	€(12.2)	€(23.5)	(93.2)%
Finance expenses, net	€1.0	€1.2	21.1%
Income tax expense (benefit)	€(2.3)	€(7.7)	235.2%
Depreciation and amortization	€3.4	€7.1	109.9%
thereof depreciation of right-of use assets	€2.4	€2.4	1.5%
thereof impairment loss on property and equipment (3)	-	€3.1	N/A
EBITDA	€(10.1)	€(22.9)	(127.3)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Adjusted EBITDA	€(1.2)	€2.9	353.0%

Reconciliation to Adjusted EBITDA Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted EBITDA margin	(0.6)%	1.4%	200	BPs

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Operating loss	€(13.5)	€(30.0)	(122.9)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Impairment loss on property and equipment (3)	-	€3.1	N/A
Adjusted Operating loss	€(4.6)	€(1.1)	75.1%

Reconciliation to Adjusted Operating Income Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted Operating Income (Loss) margin	(2.4)%	(0.6)%	180	BPs

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2023	September 30, 2024	Change in %
Net loss	€(12.2)	€(23.5)	(93.2)%
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3	773.7%
Share-based compensation (2)	€6.5	€4.5	(30.6)%
Impairment loss on property and equipment (3)	-	€3.1	N/A
Adjusted Net Income (loss)	€(3.3)	€5.4	265.4%

Reconciliation to Adjusted Net Income Margin
Net Sales	€187.5	€201.7	7.6%
Adjusted Net Income (Loss) margin	(1.7)%	2.7%	440	BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see our annual report on Form 20-F filed on September 12, 2024.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

		Three Months Ended
(in € thousands)	Note	September 30, 2023	September 30, 2024
Net sales	7,8	187,467	201,701
Cost of sales, exclusive of depreciation and amortization	9	(107,978)	(113,067)
Gross profit		79,488	88,633
Shipping and payment cost		(28,312)	(29,360)
Marketing expenses		(23,699)	(24,992)
Selling, general and administrative expenses		(38,428)	(56,013)
Depreciation and amortization	12	(3,396)	(7,128)
Other income, net		874	(1,177)
Operating loss		(13,473)	(30,036)
Finance income		1	-
Finance costs		(1,009)	(1,221)
Finance costs, net	10	(1,008)	(1,221)
Loss before income taxes		(14,481)	(31,257)
Income tax (expense) benefit	11	2,307	7,736
Net loss		(12,174)	(23,522)
Cash Flow Hedge		(1,744)	1,035
Income Taxes related to Cash Flow Hedge		487	(289)
Foreign currency translation		(13)	(29)
Other comprehensive loss		(1,270)	717
Comprehensive loss		(13,444)	(22,805)

Basic & diluted earnings per share, €		(0.14)	(0.27)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		86.8	87.2

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2024	September 30, 2024
Assets
Non-current assets
Intangible assets and goodwill		154,951	155,317
Property and equipment	12	43,653	39,856
Right-of-use assets		45,468	44,736
Deferred tax assets		1,999	8,856
Other non-current assets		7,572	7,499
Total non-current assets		253,643	256,265
Current assets
Inventories		370,635	364,977
Trade and other receivables		11,819	8,977
Other assets	13	45,306	37,056
Cash and cash equivalents		15,107	8,960
Total current assets		442,867	419,969
Total assets		696,511	676,234

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	14	546,913	551,407
Accumulated Deficit		(112,767)	(136,289)
Accumulated other comprehensive income		1,496	2,213
Total shareholders’ equity		435,643	417,333

Non-current liabilities
Provisions		2,789	2,829
Lease liabilities		40,483	40,152
Deferred tax liabilities		11	525
Total non-current liabilities		43,282	43,505
Current liabilities
Borrowings		-	25,316
Tax liabilities		10,643	8,994
Lease liabilities		9,282	8,985
Contract liabilities		17,104	16,305
Trade and other payables		85,322	45,619
Other liabilities		95,235	110,177
Total current liabilities		217,585	215,396
Total liabilities		260,867	258,901
Total shareholders’ equity and liabilities		696,511	676,234

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2023	1	529,775	(87,856)	-	1,509	443,429
Net loss	-	-	(12,174)	-	-	(12,174)
Other comprehensive loss	-	-	-	(1,257)	(13)	(1,270)
Comprehensive loss	-	-	(12,174)	(1,257)	(13)	(13,444)
Share options exercised		-	-	-	-	-
Share-based compensation	-	6,478	-	-	-	6,478
Balance as of September 30, 2023	1	536,253	(100,030)	(1,257)	1,496	436,464

Balance as of July 1, 2024	1	546,913	(112,767)	-	1,496	435,643
Net loss	-	-	(23,522)	-	-	(23,522)
Other comprehensive loss	-	-	-	746	(29)	717
Comprehensive loss	-	-	(23,522)	746	(29)	(22,805)
Share-based compensation	-	4,495	-	-	-	4,495
Balance as of September 30, 2024	1	551,407	(136,289)	746	1,467	417,333

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Three months ended September 30,
(in € thousands)	Note	2023	2024
Net Loss		(12,174)	(23,522)
Adjustments for
Depreciation and amortization		3,396	7,128
Finance (income) costs, net		1,008	1,221
Share-based compensation		6,341	4,495
Income tax benefit		(2,307)	(7,736)
Change in operating assets and liabilities
(Increase) decrease in inventories		(18,364)	5,658
Decrease in trade and other receivables		618	2,842
Decrease in other assets		6,003	10,096
(Increase) decrease in other liabilities		(11,309)	14,205
Decrease in contract liabilities		(6,652)	(799)
(Decrease) increase in trade and other payables		2,729	(39,700)
Income taxes paid		(2,607)	(544)
Net cash used in operating activities		(33,317)	(26,655)
Expenditure for property and equipment and intangible assets		(3,107)	(1,296)
Net cash used in investing activities		(3,107)	(1,296)
Interest paid		(1,008)	(1,156)
Proceeds from borrowings		16,393	25,316
Lease payments		(1,645)	(2,258)
Net cash inflow from financing activities		13,740	21,902
Net decrease in cash and cash equivalents		(22,684)	(6,049)
Cash and cash equivalents at the beginning of the period		30,136	15,107
Effects of exchange rate changes on cash and cash equivalents		46	(98)
Cash and cash equivalents at end of the period		7,497	8,960

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of September 30, 2024, 77.5% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of September 30, 2024.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 18, 2024.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2023 and 2024 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

The comparative information is revised on account of revision of comparative figures. Please see Note 6.

3.	Impacts to the consolidated financial statements due to economic recession, inflation and war in Ukraine as well as in the Middle East.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures have affected customer prices, and Mytheresa Group considers increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as high interest rates and customer uncertainties may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. The negative effect of these economic uncertainties was visible in this quarter and are expected to continue or might even increase. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal year 2024.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2024.

6.	Revision of comparative figures

In the company's application of IFRS 15 Revenue from Contracts with Customers, the measurement of the breakage amount for certain vouchers issued to customers was incorrectly determined for the periods 2021, 2022 and 2023. To correct for the effects of this error, which is immaterial for all prior periods, the comparative figures for the three months ended September 30, 2023 have been revised as follows:

●	In the consolidated statements of loss and comprehensive loss for the three months ended September 30, 2023, net sales and gross profit decreased by €312 thousand. Operating loss, net loss and the respective comprehensive loss increased by €312 thousand in fiscal year 2023.

●	In the consolidated statements of changes in equity, accumulated deficit and accordingly, total shareholders’ equity as of July 1, 2023 decreased by €4,002 thousand. Accumulated deficit and accordingly, total shareholders’ equity as of September 30, 2023, decreased by €4,314 thousand.

●	In the consolidated statements of cashflow for the three months ended September 30, 2023 Net loss increased by €312 thousand. The effect on net loss is offset by a corresponding increase in contract liabilities of €312 thousand as of September 30, 2023.

7.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended September 30, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation (1)	IFRS consolidated
Net Sales	183,594	3,873	187,467	-	187,467
Segment EBITDA	980	1,367	2,347	(12,424)	(10,076)
Depreciation and amortization					(3,396)
Finance costs, net					(1,008)
Income tax expense					2,307
Net loss					(12,174)

(1)	Reconciliation relates to corporate administrative expenses of €3,503 thousand, which have not been allocated to the online operations or the retail stores, as well as €2,442 thousand related to Other transaction-related, certain legal and other expenses and share-based compensation of €6,478 thousand during the three months ended September 30, 2023.

	Three months ended September 30, 2024
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation (1)	IFRS consolidated
Net Sales	198,016	3,685	201,701	-	201,701
Segment EBITDA	5,350	1,073	6,424	(29,332)	(22,909)
Depreciation and amortization					(7,128)
Finance costs, net					(1,221)
Income tax benefit					7,736
Net loss					(23,522)

(1)	During the three months ended September 30, 2024, there were €3,500 thousand in corporate administrative expenses that were not allocated to either the online operations or retail stores. Additionally, there were €21,338 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €4,495 thousand.

8.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended September 30,
(in € thousands)(1)	2023		2024
Germany	29,001	15.5%	27,552	13,7%
United States	36,144	19.3%	41,046	20.4%
Europe (excluding Germany) (*)	75,455	40.2%	87,094	43.2%
Rest of the world	46,867	25.0%	46,008	22.8%
	187,467	100.0%	201,701	100.0%

(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*)	Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were (€1,508) thousand for the three months ended September 30, 2023 and €3,266 thousand for the three months ended September 30, 2024.

Application of hedge accounting for the three months ended September 30, 2023 resulted in a €24 thousand decrease to net sales and for the three months ended September 30, 2024 an increase of €187 thousand.

9.	Cost of sales, exclusive of depreciation and amortization

During the three months ended September 30, 2023 and 2024, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €3,826 thousand and €3,585 thousand, respectively. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

10.	Finance income (costs), net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended September 30,
(in € thousands)	2023	2024
Interest expenses on revolving credit facilities	(256)	(543)
Interest expenses on leases	(754)	(678)
Total Finance costs	(1,009)	(1,221)

Other interest income	1	-
Total Finance income	1	-
Finance costs, net	(1,008)	(1,221)

Mytheresa Group utilized €25.3 million and provided €8.1 million in guarantees under the €75.0 million Revolving Credit Facility as of September 30, 2024.

11.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax (expense) benefit for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s original best estimate of the effective rate.

	Three Months Ended September 30,
(in %)	2023	2024
Effective tax rate	15.9%	24.7%

The change in effective tax rate for the three months ended September 30, 2023 and 2024 results from share-based payments programs for which the expenses are non-deductible for tax purposes. In accordance with German tax law, it is anticipated that there will be a positive annual income before income taxes. The resulting positive tax rate will be applied to the loss before income taxes for the three months ended September 30, 2024, leading to a calculated tax income.

12.	Property and equipment

Property and equipment decreased from €43,653 thousand as of June 30, 2024 by €3,796 thousand to €39,856 thousand as of September 30, 2024. Included in depreciation and amortization is an impairment loss of €3.1 million recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center which was closed in August 2024. The recoverable amount for these assets, as defined by IAS 36, was assessed to be zero.

13.	Other assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2024	September 30, 2024
Right of return assets	13,205	10,559
Current VAT receivables	-	968
Prepaid expenses	4,233	3,276
Receivables against payment service providers	1,086	1,146
Advanced payments	2,582	2,330
Deposits	152	150
Receivables from brand partners	87	75
DDP duty drawbacks (1)	14,352	9,896
Other current assets (2)	9,609	8,654
	45,306	37,056

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2024	September 30, 2024
Other non-current receivables	29	1
Non-current deposits	1,431	1,581
Non-current prepaid expenses (1)	6,112	5,917
	7,572	7,499

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023 and 2024 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 and on July 1, 2024 certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan on the 8th of November 2023. Mytheresa Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25% on each of the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to the section titled, “b) Measurement of fair values”.

Restoration Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Annual Plan

Supervisory Board Members Plan

On May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

On September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

On November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	May 8, 2023	September 5, 2023	November 8, 2023
Number granted	67,264	11,478	149,147
Vesting conditions	The restricted share Units vested in full on May 8, 2024	The restricted share Units are vested in full on September 5, 2024	The restricted share Units are scheduled to vest in full on November 8, 2024

Long-Term Incentive Plan

On July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs vested after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

On July 1, 2022, 674,106 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

On July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

On July 1,2023, 2,923,280 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

Additionally, on December 15, 2023, 682,021 stock options were granted, with service commencement date July 1, 2023 on similar terms to same selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On July 1, 2024, 2,295,434 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 1,252,241 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,043,193 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2025, June 30, 2026 and June 30, 2027, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2027 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 5.07 for 2,295,434 RSUs.

On July 1, 2024, 3,277,477 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 5.07. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

The following table summarizes the main features of the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs	Stock Options	Time-vesting RSUs	Non-market performance RSUs	Stock Options
Service commencement date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	July 1, 2023	July 1, 2023	July 1, 2023	July 1, 2024	July 1, 2024	July 1, 2024
Grant date	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022	Nov. 8, 2023	Nov. 8, 2023	Various dates (1)	July 1, 2024	July 1, 2024	July 1, 2024
Number granted	62,217	108,947	255,754	418,352	1,696,022	1,417,103	3,605,301	1,252,241	1,043,193	3,277,477
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

(1)	The award is composed of 2 separate grants: 2,923,280 options granted and approved on November 8, 2023 and additional 682,021 options granted on December 15, 2023. Both grants are part of the same award and subject to the same conditions.

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

On May 17, 2024 the Company commenced its second open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €18 thousand. 13,149 shares were issued in the program. The grant date fair value amounts to USD 6.00.

b)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price	$31.00	$31.00	$31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Grant date November 8, 2023	Grant date December 15, 2023	Grant date July 1, 2024
Weighted average fair value	$0.64	$0.65	$1.82
Exercise price	$4.00	$4.00	$5.07
Weighted average share price	$3.41	$3.55	$5.07
Expected volatility	45.83%	45.32%	64.47%
Expected life	1.65 years	1.55 years	1.97 years
Risk free rate	3.00%	2.37%	2.88%
Expected dividends	-	-	-

For the options granted before June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

For the options granted after June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of the Company’s own shares, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Three Months Ended September 30,
(in € thousands)	2023	2024
Classified within capital reserve (beginning of year)	156,971	175,591
Expense related to:	6,478	4,495
Share Options (Alignment Grant)	4,740	1,893
Share Options (LTI)	244	828
Restricted Shares	68	131
Restricted Share Units	1,426	1,642
Classified within capital reserve (end of year)	163,450	180,086

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	6,197,415	8.55
forfeited	-	N/A
exercised	-	N/A
September 30, 2023	6,197,415	8.55

June 30, 2024	6,063,090	8.57
forfeited	21,165	11.58
exercised	-	N/A
September 30, 2024	6,041,925	8.56

The range of exercise prices for the share options outstanding as of September 30, 2024 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 6.31 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term Incentive Plan
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	-	-
forfeited	-	N/A
granted	2,923,280	4.00
September 30, 2023	2,923,280	4.00

June 30, 2024	3,309,066	4.00
forfeited	-	N/A
granted	3,277,477	5.07
September 30, 2024	6,586,543	4.53

The range of exercise prices for the share options outstanding as of September 30, 2024 is between 4.00 USD and 5.07 USD. The average remaining contractual life is 9.25 years.

15.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2024 were as follows:

	Year ended June 30, 2024
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	1,431		Amortized cost	-	-
Current financial assets
Trade and other receivables	11,819	-	Amortized cost	-	-
Cash and cash equivalents	15,107	-	Amortized cost	-	-
Other assets	45,306	22,265
thereof deposits	152	-	Amortized cost	-	-
thereof other financial assets	22,889		Amortized cost	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	40,483	40,483	N/A	-	-
Current financial liabilities
Lease liabilities	9,282	9,282	N/A	-	-
Trade and other payables	85,322	-	Amortized cost	-	-
Other liabilities	95,235	74,171
thereof other financial liabilities	21,064	-	Amortized cost	-

Financial instruments as of September 30, 2024 were as follows:

	September 30, 2024
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	1,581	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	8,977	-	Amortized cost	-	-
Cash and cash equivalents	8,960	-	Amortized cost	-	-
Other assets	37,056	19,378
thereof deposits	150	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	1,842	-	N/A	1,842	Level 2
thereof other financial assets	15,686	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	40,152	40,152	N/A	-	-
Current financial liabilities
Borrowings	25,316		Amortized cost	-	-
Lease liabilities	8,985	8,985	N/A	-	-
Trade and other payables	45,619	-	Amortized cost	-	-
Other liabilities	110,177	91,308
thereof Derivatives (Hedge Accounting)	807	-	N/A	807	Level 2
thereof other financial liabilities	18,062	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2024 and September 30, 2024. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, thus no financial instruments are netted.

As of September 30, 2024, Mytheresa Group has recorded positive €746 thousand net in cash flow hedge reserve. Had hedge accounting not been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal year 2024.

16.	Events after the reporting period

On October 7, 2024, the Company and Richemont Italia Holding S.P.A signed an agreement for Mytheresa to acquire YOOX Net-A-Porter Group S.p.A (“YNAP”):

●	Richemont Italia Holding S.P.A will sell YNAP to Mytheresa with a cash position of €555m and no financial debt, subject to customary closing adjustments.

●	Mytheresa to issue shares to Richemont Italia Holding S.P.A representing 33% of Mytheresa’s fully diluted share capital.

●	Richemont International Holding S.A. to provide a €100m revolving credit facility to YNAP.

●	Closing of transaction expected in the first half of 2025, subject to customary conditions, including regulatory approvals.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 12, 2024 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 12, 2024. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

Inflationary pressures have affected customer prices, and Mytheresa Group considers increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as high interest rates and customer uncertainties may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to Mytheresa Group's brand partners, customers, and other business activities. The negative effect of these economic uncertainties was visible in this quarter and are expected to continue or might even increase. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

Fluctuations in the results of operations for the three months ended September 30, 2023 and 2024 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended
(in millions)	September 30, 2023(4)	September 30, 2024
Gross Merchandise Value (GMV) (1)	€203.8	€216.6
Active customer (LTM in thousands) (2)	865	842
Total orders shipped (LTM in thousands) (2)	2,027	2,095
Average order value (LTM) (2)	660	720
Net sales	€187.5	€201.7
Gross profit	€79.5	€88.6
Gross profit margin	42.4%	43.9%
Operating loss	€(13.5)	€(30.0)
Operating loss margin	(7.2)%	(14.9)%
Net loss	€(12.2)	€(23.5)
Net loss margin	(6.5)%	(11.7)%
Adjusted EBITDA (3)	€(1.2)	€2.9
Adjusted EBITDA margin (3)	(0.6)%	1.4%
Adjusted Operating Income (Loss) (3)	€(4.6)	€(1.1)
Adjusted Operating Income (Loss) margin (3)	(2.4)%	(0.6)%
Adjusted Net Income (Loss) (3)	€(3.3)	€5.4
Adjusted Net Income (Loss) margin (3)	(1.7)%	2.7%

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

(4)	The comparative information is revised on account of revision of comparative figures. Please see Note 6.

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in € millions)	September 30, 2023	September 30, 2024
Net loss	€(12.2)	€(23.5)
Finance income, net	€1.0	€1.2
Income tax expense (benefit)	€(2.3)	€(7.7)
Depreciation and amortization	€3.4	€7.1
thereof depreciation of right-of use assets	€2.4	€2.4
thereof impairment loss on property and equipment	-	€3.1
EBITDA	€(10.1)	€(22.9)
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3
Share-based compensation (2)	€6.5	€4.5
Adjusted EBITDA	€(1.2)	€2.9

Reconciliation to Adjusted EBITDA Margin
Net Sales	€187.5	€201.7
Adjusted EBITDA margin	(0.6)%	1.4%

	Three Months Ended
(in € millions)	September 30, 2023	September 30, 2024
Operating loss	€(13.5)	€(30.0)
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3
Share-based compensation (2)	€6.5	€4.5
Impairment loss on property and equipment (3)	€0.0	€3.1
Adjusted Operating Income (Loss)	€(4.6)	€(1.1)

Reconciliation to Adjusted Operating Income (Loss) Margin
Net Sales	€187.5	€201.7
Adjusted Operating Income (Loss) margin	(2.4)%	(0.6)%

	Three Months Ended
(in € millions)	September 30, 2023	September 30, 2024
Net loss	€(12.2)	€(23.5)
Other transaction-related, certain legal and other expenses (1)	€2.4	€21.3
Share-based compensation (2)	€6.5	€4.5
Impairment loss on property and equipment (3)	€0.0	€3.1
Adjusted Net Income (Loss)	€(3.3)	€5.4

Reconciliation to Adjusted Net Income (Loss)Margin
Net Sales	€187.5	€201.7
Adjusted Net Income (Loss) margin	(1.7)%	2.7%

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing the Heimstetten distribution center

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

The following table sets forth the separate components of share-based compensation:

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024
IPO related share-based compensation	4,739	1,893
Long-Term Incentive Plan	1,670	2,471
Supervisory Board Members Plan	68	131
Share-based compensation	6,478	4,495

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted Operating Income and Adjusted Operating Income margin

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net Loss, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expenses. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted shipping and payment costs and Adjusted shipping and payment cost ratio

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses in relation to establishing our new distribution center in Leipzig, Germany. Adjusted shipping and payment cost ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Adjusted depreciation and amortization

Adjusted depreciation and amortization is a non-IFRS financial measure that we calculate as depreciation and amortization adjusted to exclude impairment losses recognized on property and equipment. Adjusted Depreciation ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors’’.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2023 Bain Study, the online penetration of luxury personal goods is expected to increase from 21% to 33% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €540-580 billion by 2030, more than double its size in 2020, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (Winter 2024) (the “2024 Bain Study”).

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new distribution center in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to Mytheresa Group distribution center; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales

consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model and monetization revenues are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross profit

as a percentage of our net sales is referred to as gross profit margin. Gross Profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses

primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to stay stable as a percentage of net sales and GMV in the medium term.

Selling, general and administrative expenses

include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expense as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow, we expect these expenses to decrease as a percentage of net sales or GMV in the medium term.

Depreciation and amortization

include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, amortization of technology and other intangible assets and impairment losses recognized in accordance with IAS 36.

Other income (expense), net

principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property and equipment and other miscellaneous expenses and income.

Finance cost (income), net

in fiscal year 2024 consists of our finance costs related to interest expense on our leases as well as on our Revolving Credit Facilities we had with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”).

Finance cost (income), net in fiscal year 2025 consists of our finance costs related to interest expense on our leases as well as on our Revolving Credit Facility with have with Commerzbank, UniCredit and J.P. Morgan Chase SE. As at September 30, 2024 we utilized €25.3 million and provided guarantees of €8.1 million under the €75.0 million Revolving Credit Facility.

Results of Operations

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024
Net sales	187,467	201,701
Cost of sales, exclusive of depreciation and amortization	(107,978)	(113,067)
Gross profit	79,488	88,633
Shipping and payment cost	(28,312)	(29,360)
Marketing expenses	(23,699)	(24,992)
Selling, general and administrative expenses	(38,428)	(56,013)
Depreciation and amortization	(3,396)	(7,128)
Other income, net	874	(1,177)
Operating loss	(13,473)	(30,036)
Finance costs, net	(1,008)	(1,221)
Loss before income taxes	(14,481)	(31,257)
Income tax (expense) benefit	2,307	7,736
Net loss	(12,174)	(23,522)

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income (loss) percentages are in relation to Net Sales.

	Three Months Ended
(in € thousands)	September 30, 2023		September 30, 2024
Gross Merchandise Value (GMV)	203,754	100.0%	216,556	100.0%

Net sales	187,467	92.0%	201,701	93.1%
Cost of sales, exclusive of depreciation and amortization	(107,978)	(53.0)%	(113,067)	(52.2)%
Gross profit	79,488	42.4%	88,633	43.9%
Adjusted Shipping and payment cost	(28,312)	(13.9)%	(29,266)	(13.5)%
Marketing expenses	(23,699)	(11.6)%	(24,992)	(11.5)%
Adjusted Selling, general and administrative expenses	(29,507)	(14.5)%	(30,275)	(14.0)%
Adjusted Depreciation and amortization	(3,396)	(1.7)%	(4,057)	(1.9)%
Other Income, net	874	0.4%	(1,177)	(0.5)%
Adjusted Operating Income (Loss)	(4,552)	(2.4)%	(1,133)	(0.6)%

Gross Merchandise Value (GMV)

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Gross Merchandise Value (GMV)	203,754	216,556	12,801	6.3%

GMV increased by €12.8 million, or 6.3%, from €203.8 million to €216.6 million for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023. For the first quarter of fiscal year 2025 GMV growth is primarily due to the fact that we were able to increase the average order value and total orders shipped. The GMV growth for the three months ended September 30, 2024 was tempered by the overall economic situation, such as slow rates of economic growth as well as political tension all around the world. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships. In total seven fashion brands had switched from the wholesale model to CPM as of September 30, 2024 and 2023.

Net sales

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Net sales	187,467	201,701	14,234	7.6%
Gross Merchandise Value (GMV)	203,754	216,556	12,801	6.3%
Net sales percentage of GMV	92.0%	93.1%		110	BPs

Net sales increased from €187.5 million for the three months ended September 30, 2023 to €201.7 million for the three months ended September 30, 2024, an increase of 7.6%. The higher net sales growth compared to the GMV growth is due to several wholesale brands performing better than individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The share of commission from the CPM is below 10% of net sales.

Cost of sales, exclusive of depreciation and amortization

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Cost of sales, exclusive of depreciation and amortization	(107,978)	(113,067)	(5,089)	4.7%
Percentage of Net sales	(57.6)%	(56.1)%		150	BPs
Percentage of GMV	(53.0)%	(52.2)%		80	BPs

Cost of sales, exclusive of depreciation and amortization for the three months ended September 30, 2024 increased by €5.1 million, or 4.7%, compared to the three months ended September 30, 2023. The increase during the period presented resulted mostly from an increase in the average order value and the total orders shipped For the last twelve months, our total orders shipped increased from 2.03 million to 2.06 million. For three months ended September 30, 2024, cost of sales, exclusive of depreciation and amortization as a percentage of net sales decreased from 57.6% to 56.1% compared to the same period in 2023.

Gross profit

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Gross profit	79,488	88,633	9,145	11.5%
Percentage of Net sales	42.4%	43.9%		150	BPs
Percentage of GMV	39.0%	40.9%		190	BPs

For the three months ended September 30, 2024 gross profit was at €88.6 million, an increase of €9.1 million, or 11.5%, year-over-year. The gross profit margin for three months ended September 30, 2024, increased from 42.4% to 43.9% compared to the same period in 2023. The 150 basis points gross margin expansion was driven mostly by a higher percentage of products being sold at full price and also a higher margin on sale items being achieved.

Shipping and payment costs

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Shipping and payment cost	(28,312)	(29,360)	(1,048)	3.7%
Percentage of Net sales	(15.1)%	(14.6)%		50	BPs
Percentage of GMV	(13.9)%	(13.6)%		30	BPs

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Shipping and payment cost	(28,312)	(29,360)	(1,048)	3.7%
Other transaction-related, certain legal and other expenses	-	94	94	N/A
Adjusted Shipping and payment cost	(28,312)	(29,266)	(954)	3.4%
Percentage of Net sales	(15.1)%	(14.5)%		60	BPs
Percentage of GMV	(13.9)%	(13.5)%		40	BPs

Shipping and payment costs increased by €1.05 million, or 3.7%, from €28.3 million for the three months ended September 30, 2023, to €29.4 million for the three months ended September 30, 2024. The decrease in the shipping and payment cost ratio in relation to GMV from 13.9% to 13.6% in the first quarter of fiscal year 2025 is as a result of a high average order value being achieved. Included in shipping and payment costs for the three months ended September 30, 2024 is non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Marketing expenses

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Marketing expenses	(23,699)	(24,992)	(1,293)	5.5%
Percentage of Net sales	(12.6)%	(12.4)%		20	BPs
Percentage of GMV	(11.6)%	(11.5)%		10	BPs

Marketing expenses increased from €23.7 million for the three months ended September 30, 2023, to €25.0 million for the three months ended September 30, 2024, reflecting a 5.5% increase.

The marketing cost ratio in relation to GMV decreased slightly from 11.6% to 11.5%.

Selling, general and administrative expenses

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Selling, general and administrative expenses	(38,428)	(56,013)	(17,585)	45.8%
Percentage of Net sales	(20.5)%	(27.8)%		(730	)BPs
Percentage of GMV	(18.9)%	(25.9)%		(700	)BPs

Selling, general, and administrative expenses increased by €17.6 million, or 45.8%, from €38.4 million in the three months ended September 30, 2023, to €56.0 million for the same period in 2024. The SG&A cost ratio in relation to GMV increased by 700 basis points compared to the previous period. The increase in three months ended September 30, 2024, was largely driven by other transaction-related, certain legal and other expenses which stood at €21.3 million at the end of the period.

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Personnel expenses	(31,066)	(33,734)	(2,668)	8.6%
thereof fulfilment personnel expense	(22,905)	(27,166)	(4,261)	18.6%
Percentage of Net sales	(16.6)%	(16.7)%		(10	)BPs
Percentage of GMV	(15.2)%	(15.6)%		(40	)BPs

General and administrative expenses	(7,362)	(22,279)	(14,917)	202.6%
Percentage of Net sales	(3.9)%	(11.0)%		(710	)BPs
Percentage of GMV	(3.6)%	(10.3)%		(670	)BPs
Selling, general and administrative expenses	(38,428)	(56,013)	(17,585)	45.8%

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Selling, general and administrative expenses	(38,428)	(56,013)	(17,585)	45.8%
Share-based compensation (1)	6,478	4,495	(1,984)	(30.6)%
Other transaction-related, certain legal and other expenses (2)	2,442	21,244	18,801	769.9%
Adjusted SG&A	(29,507)	(30,275)	(767)	2.6%
Percentage of Net sales	(15.7)%	(15.0)%		70	BPs
Percentage of GMV	(14.5)%	(14.0)%		50	BPs

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see below.

(2)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Excluding the Share-based compensation expense and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of GMV decreased for the three months ended September 30, 2024 from 14.5% to 14.0% compared to the prior year period.

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Personnel expenses	(31,066)	(33,734)	(2,668)	8.6%
Share-based compensation	6,478	4,495	(1,984)	(30.6)%
Total Personnel expenses excl. SBC	(24,587)	(29,239)	(4,652)	18.9%
Percentage of Net sales	(13.1)%	(14.5)%		(140	)BPs
Percentage of GMV	(12.1)%	(13.5)%		(140	)BPs

The increase in personnel expenses for the three months ended September 30, 2024 is mainly driven by an increase of fulfilment personnel expenses. Overall, personnel expenses excluding share-based compensation expense as a percentage of GMV increased from 12.1% to 13.5% for the three months ended September 30, 2024 compared to three months ended September 30, 2023.

Other general and administrative expenses increased by €14.9 million, from €7.4 million during the three months ended September 30, 2023 to €22.3 million during the three months ended September 30, 2024. The increase is largely driven by corporate transaction related expenses.

Depreciation and amortization

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Depreciation and amortization	(3,396)	(7,128)	(3,732)	109.9%
Percentage of Net sales	(1.8)%	(3.5)%		(170	)BPs
Percentage of GMV	(1.7)%	(3.3)%		(160	)BPs

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Depreciation and amortization	(3,396)	(7,128)	(3,732)	109.9%
Impairment loss on property and equipment	-	3,071	3,071	N/A
Adjusted Depreciation and amortization	(3,396)	(4,057)	(661)	19.5%
Percentage of Net sales	(1.8)%	(2.0)%		(20	)BPs
Percentage of GMV	(1.7)%	(1.9)%		(20	)BPs

Depreciation and amortization expenses increased by €3.7 million from €3.4 million for the three months ended September 30, 2023, to €7.1 million for the same period in 2024. The increase is largely driven by an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

Finance income (costs), net

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute
Interest expenses on revolving credit facilities	(256)	(543)	(287)
Interest expenses on leases	(754)	(678)	75
Total Finance costs	(1,009)	(1,221)	(212)

Other interest income	1	-	(1)
Total Finance income	1	-	(1)
Finance costs, net	(1,008)	(1,221)	(213)
Percentage of Net sales	(0.5)%	(0.6)%

Total interest and other expenses on our Revolving Credit Facilities was €0.3 and €0.5 during the three months ended September 30, 2023 and 2024. Expenses for the three months ended September 30, 2024 were higher as we had utilized bank borrowings amounting to €25.3 million at the end of the period compared €16.3 million as of September 30, 2023. As at September 30, 2024 guarantees to the amount of €8.1 million were provided by Mytheresa Group under the €75.0 million Revolving Credit Facility.

Total interest expense on leases recognized under IFRS 16 was €0.8 million and €0.7 million during the three months ended September 30, 2023 and 2024.

Other interest income was €0.0 million during the three months ended September 30, 2024.

Income tax expense

	Three Months Ended
(in € thousands)	September 30, 2023	September 30, 2024	Change Absolute	Change in % / BPs
Income tax income (expense)	2,307	7,736	5,428	235.2%
Percentage of Net sales	1.2%	3.8%		260	BPs
Percentage of GMV	1.1%	3.6%		250	BPs

Income tax income results mainly from positive IAS 12 deferred income taxes of €6.6 million. It is anticipated that there will be a positive annual result for fiscal year 2024. The resulting positive tax rate has been applied to the negative IFRS result in Q1, leading to tax income.

Income tax income (expense) includes the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see Note 11.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new distribution center in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents, and our Revolving Credit Facility, which has a combined credit line of €75 million. We typically draw, if needed, on our Revolving Credit Facility as a result of seasonal volatility in our business. We have utilized bank borrowings amounting to €25.3 million at quarter-end for working capital purposes from our revolving credit line. As at September 30, 2024 guarantees to the amount of €8.1 million were provided by Mytheresa Group under the €75.0 million Revolving Credit Facility.

As of September 30, 2024, our cash and cash equivalents were €9.0 million. As of September 30, 2024, approximately 83% of our cash and cash equivalents were held in Germany, of which approximately 4%, and 3% were denominated in U.S. Dollars and Swiss Francs, respectively. No other currency held in Germany accounted for more than 10 % of our cash and cash equivalents. Approximately 17% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

As of March 31, 2024, Mytheresa Group has entered into a new Revolving Credit Facility agreement totaling €75.0 million that replaced the existing Revolving Credit Facilities. The new Revolving Credit Facility has a maturity until September 2026.

The interest rate is based on Euribor 3-months plus applicable margin for the Revolving Credit Facility, if used as basic short-term borrowings. Additionally, we use when needed money market loans with a usual duration of one to six months under the Revolving Credit Facility agreement with an interest rate based on Euribor 3-months plus applicable margin.

Under the Revolving Credit Facility, we have financial covenants relating to working capital as a borrowing base and a maximum group net debt leverage ratio. During the three months ended September 30, 2024, we were in compliance with all covenants of the Revolving Credit Facility.

Our ability to make principal and interest payments on our Revolving Credit Facility, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facility, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary of consolidated cash flow information for the three months ended September 30, 2023 and 2024:

	Three Months Ended September 30,
(in € thousands)	2023 (unaudited)	2024 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(33,317)	(26,655)
Net cash outflow from investing activities	(3,107)	(1,296)
Net cash change from financing activities	13,740	21,902

Net cash (outflow) inflow from operating activities

During the three months ended September 30, 2024, net cash outflow from operating activities decreased by €6.6 million to a cash out flow of €26.7 million, as compared to a cash outflow of €33.3 million for the three months ended September 30, 2023. The decrease of €6.6 million was caused primarily by a decrease of inventory by €5.7 million.

Net cash outflow from investing activities

Cash outflow in investing activities were €3.1 million and €1.3 million for the three months ended September 30, 2023 and 2024, respectively. This change results from lower expenditure for property plant and equipment and intangible assets.

Net cash (outflow) inflow from financing activities

Net cash inflow from financing activities during the three months ended September 30, 2023 was €21.9 million, as compared to an inflow of €13.7 million for the three months ended September 30, 2024. The change results from the increase in borrowings of €25.3 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pounds Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pounds Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 90% of our purchases are denominated in Euros and approximately 95% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.